Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 2, 2012

Relating to Preliminary Prospectus Supplement dated November 2, 2012

Registration No. 333-183013

MAGELLAN MIDSTREAM PARTNERS, L.P.

4.200% Senior Notes due 2042

Issuer:	Magellan Midstream Partners, L.P.
Ratings*: (Moody’s / S&P)	Baa2 / BBB
Note type:	Senior Unsecured Notes
Pricing date:	November 2, 2012
Settlement date:	November 9, 2012 (T+5)
Maturity date:	December 1, 2042
Principal amount:	$250,000,000
Benchmark:	U.S. Treasury 3.00% due May 15, 2042
Benchmark yield:	2.889%
Re-offer spread:	+135 bps
Re-offer yield to maturity:	4.239%
Coupon:	4.200%
Public offering price:	99.338%
Optional redemption:

Prior to June 1, 2042 (the date that is six months prior to the maturity date of the notes), at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points; plus, accrued and unpaid interest, if any, to the date of redemption. On or after June 1, 2042 (the date that is six months prior to the maturity date of the notes), we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	June 1 and December 1, beginning June 1, 2013. Initial interest payment to include accrued interest from, and including, November 9, 2012.
CUSIP / ISIN:	559080 AF3 / US559080AF35
Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC UBS Securities LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at 888-603-5847, Deutsche Bank Securities Inc. at 800-503-4611, SunTrust Robinson Humphrey, Inc. at 800-685-4786, or Wells Fargo Securities, LLC at 800-326-5897.